NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-04

March 30, 2006

Cumberland Announces Cdn$250 Million Gold Loan Financing

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce that its wholly-owned subsidiary Meadowbank Mining Corporation has received and accepted commitments from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces of gold, representing approximately 15% of Cumberland’s total proven and probable reserves.  At a Cdn$600 per ounce spot gold price, the monetized value of the gold loan would be approximately Cdn$250 million.

The proceeds from the gold loan facility will be used to finance development and construction activities at Cumberland’s 100%-owned Meadowbank gold project located in Nunavut Territory, Canada.  The Company’s ability to proceed with development and construction activities at the Meadowbank project is subject to receipt of certain permits and licences, including a project certificate approved by the Federal Minister of Indian and Northern Affairs based on the recommendation of the Nunavut Impact Review Board (NIRB). Final hearings in the NIRB permitting process commenced the week of March 27, 2006. The Meadowbank project is host to Canada’s largest pure gold open pit reserves with gold reserves estimated at 2.9 million ounces1 (see news release NR05-18).  Cumberland is advancing the Meadowbank project towards open pit production of 330,000 ounces of gold per year over an 8.1 year mine life with an estimated total cash cost of US$201 per ounce based on a feasibility study due diligence2 completed in December 2005.

Barclays Capital, Bayerische Hypo-und Vereinsbank (HVB) and Société Générale have been appointed Mandated Lead Arrangers (MLA’s) for the above project financing.  The MLA’s commitments are subject to the satisfaction of certain conditions including, among other things, Cumberland securing all requisite regulatory permits and licenses and completion of final loan documentation.  The debt facility is expected to close during the fourth quarter of this year, with first drawdown expected by the first quarter of 2007.

Barclays Capital, HVB and Société Générale, are world class financial institutions, each offering a full range of product and distribution capabilities including a dedicated group specializing in providing project finance services to the metals and mining sectors.

“We are extremely pleased that Cumberland has been able to secure this gold loan financing commitment from such a world class group of financial institutions and we look forward to working with the MLA’s in completing this financing facility in the coming months,” said Kerry Curtis, President and Chief Executive Officer of Cumberland.   Mr. Curtis added that “In today’s robust gold price environment, Cumberland feels that the gold loan facility provides a simple and flexible financing alternative, free of incremental gold hedging complexities that would be required in a currency loan.”

Meadowbank Gold Project Production Profile2 (Dec. 2005)

Open Pit Mineral Reserve (Proven & Probable)	2,890,000 ounces[1]
Metallurgical Recovery	93.2%
Mine Throughput	2.73 Mtpa
Mine Life	8.1 years
Average Annual Production Rate Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$175 US$201
Cash Flow (Undiscounted) Pre-tax After-tax	US$243 million US$155 million
Internal Rate of Return Pre-tax After-tax	17.6% 12.8%
Pre-production Capital Costs	US$235 million Cdn$313 million

Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Meadowbank Gold Project

Impact of Varying Gold Price and Exchange Rate on Economics2 (Pre-tax, US$)

Gold Price (US$)	Exchange Rate (US$ per Cdn$1.00)	Spot Cdn$ Gold Price	IRR (%)	NPV @ 0% (US$millions)	NPV @ 5% (US$millions)	Fuel Price
$400	$0.75	$533	17.6	$242.7	$128.3	Base Case
$450	$0.80	$563	18.1	$272.7	$145.7	Current
$500	$0.85	$588	21.3	$349.0	$196.8	Current
$550	$0.90	$611	24.1	$425.3	$248.0	Current
$600	$0.95	$632	26.5	$501.6	$299.1	Current

Meadowbank Gold Project

The Meadowbank project is host to Canada’s largest pure gold open pit reserves with gold reserves estimated at 2.9 million ounces1.  Cumberland is advancing the Meadowbank project towards open pit production of 330,000 ounces of gold per year over an 8.1 year mine life with an estimated total cash cost of US$201 per ounce based on a feasibility study due diligence2 completed in December 2005.  Peak production is achieved in Year 1 with 451,000 ounces produced at an estimated cash cost of US$155 per ounce.  Final hearings in the permitting process commenced the week of March 27, 2006.  Operations from three, shallow open pits are planned to commence during the second half of 2008 provided all permits, licences and financing are received on a timely basis.

Cumberland is a well financed mineral development and exploration company ..  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis: President and CEO,  Mike Carroll: Senior Vice President, CFO and Corporate Secretary or Joyce Musial:  Manager, Investor Relations

1Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage , Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.